Exhibit 8.1
Subsidiaries of On Holding AG

Name of Subsidiary	Jurisdiction of Organization

On AG	Zurich, CH
On Brazil Ltda.	Sao Paulo, BR
On Cloud Service GmbH	Berlin, DE
On Clouds GmbH	Zurich, CH
On Europe AG	Zurich, CH
On Experience 1 LLC	New York, USA
On Experience 2 LLC	New York, USA
On Experience 3 LLC	Miami, USA
On Hong Kong Ltd.	Hong Kong, HK
On Inc.	Portland, USA
On Japan K.K.	Yokohama, JP
On Oceania Pty Ltd.	Docklands, AU
On Running Canada Inc.	Vancouver, CA
On Running UK Ltd.	London, UK
On Running Sports Products (Shanghai) Company Ltd.	Shanghai, CN
On Vietnam Co. Ltd.	Ho Chi Minh City, VN
Brunner Mettler GmbH	Zurich, CH